Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Equity Income
Fund (the Fund), a series of BNY Mellon Investment
Funds III, complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the Act) as of May 31, 2021. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule
17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements
assertion about compliance with the specified requirements
is fairly stated, in all material respects. An examination
involves performing procedures to obtain evidence about
whether managements assertion is fairly stated in all
materials respects. The nature, timing, and extent of the
procedures selected depend on our judgement, including an
assessment of the risks of material misstatement of
managements assertion, whether due to fraud or error. We
believe that the evidence we obtained is sufficient and
appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of May 31, 2021, and with respect to
agreement of security purchases and sales, for the period
from October 31, 2020 (the date of the Funds last
examination) through May 31, 2021:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Fund to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Fund as of May 31, 2021, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security
sales or maturities, since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period April 1, 2020 to
March 31, 2021 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2021, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
August 4, 2021
















					August 4, 2021

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940


We, as members of management of  BNY Mellon Equity
Income Fund (the Fund), a series of BNY Mellon
Investment Funds III, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2021, as well as for the period from October 31, 2020 (the date of the Funds last examination) through May 31, 2021.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2021, as well as for the period from October 31, 2020 (the date of the Funds last examination) through May
31, 2021 with respect to securities reflected in the investment accounts of the Fund.

BNY Mellon Investment Funds III


Jim Windels
Treasurer

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